STANDEX INTERNATIONAL CORPORATION
6 Manor Parkway
Salem, New Hampshire 03079

October 23, 2009

SENT VIA EDGAR

Pamela A. Long, Assistant Director Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Dear Ms. Long:

Re:

Standex International Corporation
Registration Statement on Form S-3
(File No. 333-162044)

On behalf of Standex International Corporation (the "Company"), the undersigned hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated to 10:00 a.m. (Eastern Time) on October 27, 2009 or as soon as practicable thereafter.

The Company acknowledges that (i) should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly,

STANDEX INTERNATIONAL CORPORATION

/s/   Deborah A. Rosen

BY:  _______________________________

Deborah A. Rosen, Vice President and
Chief Legal Officer